REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
                     FILED UNDER THE SECURITIES ACT OF 1933



U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 8, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: The Purisima Funds (the "Registrant")
File Nos. 333-09153 and 811-07737

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement under the Securities Act on Form N-1A, a filing with accession number 0000894189-03-001893. The filing was originally filed with the Commission on December 23, 2003 (File No. 333-111518) (along with any exhibits and amendments filed thereto) (the "Registration Statement").

     The Registrant requests that the Registration Statement be withdrawn because the submission was inadvertently submitted on EDGAR form type N-1A rather than 485BPOS. The Post Effective Amendment to the Registration Statement was resubmitted on January 7, 2004 under the correct form type 485BPOS.

     Thank you for your attention to this matter. If you have any questions regarding this filing, please feel free to contact the undersigned at (414) 765-5025.

Sincerely,



/s/Elaine E. Richards



Elaine E. Richards, Esq.
Vice President
U.S. Bancorp Fund Services, LLC